EXHIBIT 2.1

PROMISSORY NOTE

$15,500.00	June 26, 2009

For value received, Vision Global Solutions, Inc., a Nevada corporation (the “Borrower”) promises to pay to NAVITAS CAPITAL, LLC, a Nevada limited liability company (the “Holder”) Fifteen Thousand Five Hundred Dollars and no/100s ($15,500.00) pursuant to the terms of this note (“Note”).  Interest shall accrue from the date of this Note on the unpaid principal amount at a rate equal to Ten Percent (10.0%) per annum, compounded annually and pro-rated for any partial periods.  This Note is subject to the following terms and conditions.

1.

Maturity.  This Note will automatically mature and be due and payable on October 1, 2009 (the “Maturity Date”).  Accrued interest hereunder shall be on the Maturity Date.  Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Borrower, the commission of any act of bankruptcy by the Borrower, the execution by the Borrower of a general assignment for the benefit of creditors, the filing by or against the Borrower of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Borrower.

2.

Payment; Prepayment.  All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Borrower.  Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made at any time without penalty.

3.

Transfer; Successors and Assigns.  The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Notwithstanding the foregoing, the Borrower may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Holder.  Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder.  Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee.  Interest and principal are payable only to the registered holder of this Note.

4.

Governing Law.  This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

5.

Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below or as subsequently modified by written notice.

6.

Amendments and Waivers.  Any term of this Note may be amended only with the written consent of the Borrower and the Holder.  Any amendment or waiver effected in accordance with this Section 6 shall be binding upon the Borrower and each transferee of any Note.

7.

Counterparts.  This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

8.

Action to Collect on Note.  If action is instituted to collect on this Note, the Borrower promises to pay all costs and expenses, including reasonable attorney’s fees, incurred in connection with such action.

9.

Loss of Note.  Upon receipt by the Holder of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Holder (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Holder will make and deliver in lieu of such Note a new Note of like tenor.

10.

Remedies. If this Note is not paid in full on the Maturity Date, or any amount of interest payable hereunder is not paid within 30 days after notice of applicable default, then Holder may, at Holder's sole option, do any one of the following: (i) declare the entire unpaid balance of principal and interest under this Note to be immediately due and payable; (ii) exercise any and all rights and remedies available to Holder at law, in equity or otherwise, whether for the specific performance of any covenant, agreement, or other provision contained herein, or in any document or instrument delivered in connection with or pursuant to this Note.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date above written.

BORROWER:

Vision Global Solutions, Inc.

By:	/s/ John Kinney
Name:	John Kinney
Title:	CEO and President

[SIGNATURE PAGE TO NAVITAS - VIGS NOTE AGREEMENT]